UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Posting of Circular and Notice of General Meeting, dated 01 April 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

1 April 2019
Micro Focus International plc

Proposed Return of Value of the pounds sterling equivalent of US$1.8 billion

0.8296 Share Capital Consolidation

Posting of Circular and Notice of General Meeting

Further to the announcement by Micro Focus International plc ("Micro Focus" or "the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP) on 15 March 2019 relating to the completion of the disposal of the SUSE business (the "Disposal"), Micro Focus announces today a proposed return of value of an aggregate amount in pounds sterling equivalent to US$1.8 billion (the "Return of Value") to holders of its Ordinary Shares and American Depositary Shares representing Ordinary Shares ("ADSs") by way of a B Share Scheme. This is in addition to the US$510 million of share buy-backs undertaken since August 2018. Micro Focus has also determined that a debt repayment of US$200 million will be made shortly.

Based on the current number of ordinary shares in issue (excluding shares held in treasury) of 410,386,596, the Return of Value will equate to the pounds sterling equivalent of approximately $4.33 to $4.39 per Ordinary Share, depending on the number of Ordinary Shares being issued pursuant to the Micro Focus Share Plans between the date of this announcement and the B Share Scheme Record Time. It is expected that the exchange rate to be used for the Return of Value will be announced by 7.00 a.m. on 26 April 2019 and that completion of the B Share Scheme will occur on 29 April 2019, with settlement taking place during May.

Micro Focus will also effect a Share Capital Consolidation and an equivalent consolidation of the ADSs in connection with the B Share Scheme in order that the market price for Ordinary Shares and ADSs is not materially affected by the implementation of the B Share Scheme. Shareholders will receive 0.8296 New Ordinary Shares for each Existing Ordinary Share held at the B Share Scheme Record Time, this ratio being set by reference to the average closing mid-market price (as derived from the daily official list of London Stock Exchange plc) for the five Business Days prior to the date of this announcement and an exchange rate of US$1.00:£0.7679 (being the Bloomberg FX Fixings closing spot exchange rate at 4.30 p.m. (UK time) on 29 March 2019).The Share Capital Consolidation is conditional upon Admission and is expected to take effect at 8.00 a.m. (UK time) on 30 April 2019, in respect of the Ordinary Shares and 9.30 a.m. (New York City time) on 30 April 2019 in respect of the ADSs, the Business Day following the redemption of the B Shares.

The Return of Value and associated Share Capital Consolidation require the approval of Micro Focus shareholders by way of special resolution. The Circular relating to the Return of Value is now available to view on Micro Focus' website (www.microfocus.com). A hard copy of the Circular and Form of Proxy will be posted to Micro Focus shareholders shortly, containing further details of the Return of Value and Share Capital Consolidation and containing a notice convening a General Meeting on 29 April 2019 at 9.00 a.m. at Numis Securities Limited, 10 Paternoster Square, London EC4M 7LT.

Expected timetable of events:*

Voting record date for ADS Holders	25 March 2019
Posting and publication of the Circular and Notice of General Meeting	1 April 2019
Latest time for receipt of ADS proxy instructions by telephone and internet	11.59 p.m. (New York City time) on 17 April 2019
Latest time for receipt of ADS proxy cards	10.00 a.m. (New York city time) on 18 April 2019
Latest time and date for receipt of Forms of Proxy, electronic proxy voting and CREST Proxy Instructions from Ordinary Shareholders for the General Meeting	9.00 a.m. on 25 April 2019
Announcement of US$/£ exchange rate for Return of Value	by 7.00 a.m. on 26 April 2019
General Meeting	9.00 a.m. on 29 April 2019
Latest time and date for dealings in Existing Ordinary Shares, Existing Ordinary Share register closed and Existing Ordinary Shares disabled in CREST	6.00 p.m. on 29 April 2019
Record Time for B Share Scheme and Share Capital Consolidation in respect of Existing Ordinary Shares	6.00 p.m. on 29 April 2019
B Shares issued	7.00 p.m. on 29 April 2019
Latest time and date for dealings in ADSs, ADS register closed and ADSs disabled for transfer	4.00 p.m. (New York City time) on 29 April 2019
Effective B Share Scheme record time for ADSs	4.00 p.m. (New York City time) on 29 April 2019
B Shares redeemed	11.59 p.m. on 29 April 2019
Share Capital Consolidation effected and New Ordinary Shares admitted to the premium segment of the Official List and to trading on the Main Market for listed securities	8.00 a.m. on 30 April 2019
Effective time of ADS consolidation and commencement of trading in New ADSs	9.30 a.m. (New York City time) on 30 April 2019
Despatch of cheques or CREST accounts credited (as appropriate) in respect of Existing Ordinary Shares for the proceeds of the redemption of the B Shares and, where applicable, despatch of cheques or CREST accounts credited in respect of Existing Ordinary Shares for fractional entitlements arising from the Share Capital Consolidation by 13 May 2019
Despatch of share certificates and ADRs in respect of New Ordinary Shares and New ADSs	by 13 May 2019
DTC accounts credited to ADSs held electronically for the proceeds of the redemption of the B Shares and, where applicable, fractional entitlements arising from the Share Capital Consideration	by 20 May 2019
Despatch of cheques to ADS Holders or credit of proceeds to ADSs held in book-entry form (as appropriate) for the proceeds of the redemption of the B Shares and, where applicable, despatch of cheques to ADS Holders or credit of proceeds to ADSs held in book-entry form (as appropriate) for fractional entitlements arising from the Share Capital Consolidation by 20 May 2019
* References to times in this announcement are to London time unless otherwise stated.

Settlement

Shareholders will receive their proceeds under the Return of Value in pounds sterling other than the ADS Holders whose proceeds will be converted into US dollars by the Depositary, having regard to the prevailing exchange rate at the time of conversion, which is expected to be on the B Share Scheme Payment Date for the Ordinary Shares.

Under the expected timetable of events, shareholders entitled to receive payments in respect of the proceeds from the B Share Scheme will be sent cheques or, if shareholders hold their Existing Ordinary Shares in CREST or ADSs through DTC, will have their CREST or DTC accounts credited, as applicable, by the B Share Scheme Payment Date, which is currently expected to be on or before 13 May 2019 in respect of Ordinary Shares and, in order to allow for the conversion from pounds sterling to US dollars by the Depositary, on or before 20 May 2019 in respect of the ADSs.

The ISIN of the Existing Ordinary Shares is GB00BD8YWM01 and the ADSs is US5948373049. Following the completion of the Return of Value and Share Capital Consolidation completes, the ISIN of the New Ordinary Shares will be GB00BJ1F4N75 and the New ADSs will be US5948374039.

General Meeting

The resolution to approve the B Share Scheme and to amend the Company's articles of association will be proposed at the General Meeting as a special resolution, the passing of which requires at least 75 per cent. of the shares voted (whether in person or by proxy) to be cast in favour.

Copies of the Circular may be inspected free of charge at Micro Focus' website (www.microfocus.com) and will be made available for inspection during business hours on any weekday (Saturdays, Sundays and bank holidays excepted) at the offices of Travers Smith LLP, 10 Snow Hill, London EC1A 2AL up to and including 29 April 2019 and will also be available for inspection at the General Meeting for at least fifteen minutes prior to and during the General Meeting.

A copy of the Circular will also be submitted to the National Storage Mechanism, where it will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

This preceding summary should be read in conjunction with the full text of the Circular.

 For further information, please contact: Enquiries: Micro FocusTel: +44 (0) 1635 32646 Kevin Loosemore, Executive Chairman Stephen Murdoch, Chief Executive Officer Brian McArthur-Muscroft, Chief Financial Officer Tim Brill, IR Director Numis (Corporate Broker and Financial Adviser)Tel: +44 (0) 20 7260 1000 Simon Willis Tom Ballard Jonathan Abbott PowerscourtTel: +44 (0) 20 7250 1446 Elly Williamson Celine MacDougall

Definitions

Admission
the admission of the New Ordinary Shares to the premium listing segment of the Official List becoming effective in accordance with the Listing Rules and to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards and listing of the New ADSs on the NYSE, as applicable;

B Share Scheme	the proposed transactions comprising the return of value by way of the issuance of the B Shares, the redemption of the B Shares and the Share Capital Consolidation;
B Share Scheme Payment Date
on or before 13 May 2019 in respect of Ordinary Shares and on or before 20 May 2019 in respect of ADSs (in each case, or such other dates as the Directors in their absolute discretion may determine but being, in any event, dates within 25 days of the Admission), being the dates on which the redemption proceeds in respect of the B Share Scheme will be sent to relevant shareholders;

B Share Scheme Record Time	6.00 p.m. on 29 April 2019 (or such other date as the Directors in their absolute discretion may determine);
Business Day	any day other than a Saturday, Sunday or public holiday in England and Wales or, where the context requires, New York City;
CREST
the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK and Ireland Limited in accordance with the Uncertificated Securities Regulations 2001;

Depositary	Deutsche Bank Trust Company Americas;
Directors	the directors of the Company;
DTC	The Depository Trust Company;
General Meeting
the general meeting of the Company to be held at Numis Securities Limited, 10 Paternoster Square, London EC4M 7LT at 9.00 a.m. on 29 April 2019, or any adjournment thereof, to consider and, if thought fit, approve the Resolution, notice of which is set out at the end of this Circular;

Micro Focus Share Plans
the Micro Focus Incentive Plan 2005, the Micro Focus Sharesave Plan 2006, the Micro Focus Employee Stock Purchase Plan 2006, the Seattle Spinco, Inc 2017 Share Incentive Plan, the Micro Focus Deferred Share Bonus Plan and the Micro Focus Additional Share Grant Programme;

New ADSs	the American Depositary Shares representing New Ordinary Shares following the Share Capital Consolidation;
New Ordinary Shares	the ordinary shares of 10 pence each in the capital of the Company to be created as a result of the Share Capital Consolidation;
Ordinary Shares	the ordinary shares of 10 pence each in the share capital of the Company;
Share Capital Consolidation	the proposed consolidation, subdivision and redesignation of Micro Focus' share capital in connection with the Return of Value; and.
Shareholders	the holders of Ordinary Shares or ADSs, as applicable, from time to time and, where the context so requires, holders of B Shares and/or Deferred Shares.

IMPORTANT NOTICE

This announcement has been issued by and is the sole responsibility of Micro Focus. This announcement introduces the proposals contained in the Circular, which should be read by shareholders before taking a decision. The announcement is not a summary of the proposals and should not be regarded as a substitute for reading the Circular.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to this announcement or otherwise.

This announcement has been prepared in accordance with English law, the EU Market Abuse Regulation and the Disclosure Guidance and Transparency Rules of the UKLA and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 April 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer